UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                               DONEGAL GROUP INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 par value
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   257701 10 2
                                   -----------
                                 (CUSIP Number)

 Ralph G. Spontak, Senior Vice President, Chief Financial Officer and Secretary
                        Donegal Mutual Insurance Company
                  1195 River Road, Marietta, Pennsylvania 17547
                                 (717) 426-1931
- -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   May 8, 1996
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                                              Page 1 of 14 pages
                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

- ----------------------------------------------------                              -------------------------------------------------
CUSIP No.          257701 10 2                                                      Page    2    of   14   Pages
          -----------------------------                                                  -------    ------
- ----------------------------------------------------                              -------------------------------------------------

- -----------------------------------------------------------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            Donegal Mutual Insurance Company
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            I.R.S. I.D. No. 23-1336198
- -----------------------------------------------------------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
                    N/A
            (a)  ______
            (b)  ______

- -----------------------------------------------------------------------------------------------------------------------------------
 3          SEC USE ONLY


- -----------------------------------------------------------------------------------------------------------------------------------
 4          SOURCE OF FUNDS (See Instructions)

                 WC
- -----------------------------------------------------------------------------------------------------------------------------------
 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                    N/A
                 ------

- -----------------------------------------------------------------------------------------------------------------------------------
 6          CITIZENSHIP OR PLACE OF ORGANIZATION

                 Pennsylvania
- -----------------------------------------------------------------------------------------------------------------------------------
                      7          SOLE VOTING POWER

                                      2,612,633 shares
    NUMBER OF      ----------------------------------------------------------------------------------------------------------------
      SHARES          8          SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                          N/A
       EACH        ----------------------------------------------------------------------------------------------------------------
    REPORTING         9          SOLE DISPOSITIVE POWER
      PERSON
       WITH                           2,612,633 shares
                   ----------------------------------------------------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                       N/A
- -----------------------------------------------------------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,612,633 shares
- -----------------------------------------------------------------------------------------------------------------------------------
12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                 N/A

- -----------------------------------------------------------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 59.2%
- -----------------------------------------------------------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON (See Instructions)

                 IC           HC
- -----------------------------------------------------------------------------------------------------------------------------------


                                                              Page 3 of 14 Pages
         Item 1.           Security and Issuer.

         Item 1 is hereby restated in its entirety as follows:

         This Amendment No. 6 to Schedule 13D of Donegal Mutual Insurance Company ("DMIC") relates to the Common Stock, $1.00 par value, of Donegal Group Inc. ("DGI"). The principal executive offices of DGI are located at 1195 River Road, Marietta, Pennsylvania 17547.

         Item 3.           Source and Amount of Funds or Other Consideration.

         Item 3 is hereby supplemented as follows:

         On May 6, 1996, pursuant to an agreement among DGI, DMIC and Ralph G. Spontak, DMIC purchased 50,000 shares of DGI's Common Stock directly from Mr. Spontak in a private transaction at a price of $17.50 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on May 6, 1996, for a total cost of $875,000. On May 6, 1996, pursuant to an agreement among DGI, DMIC and Donald H. Nikolaus, DMIC purchased 25,000 shares of DGI's Common Stock directly from Mr. Nikolaus in a private transaction at a price of $17.50 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on May 6, 1996 for a total cost of $437,500. On May 8, 1996, pursuant to an agreement among DGI, DMIC and Donald H. Nikolaus, DMIC purchased 30,000 shares of DGI's Common Stock directly from Mr. Nikolaus in a private transaction at a price of $17.50 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on May 8, 1996, for a total cost of $525,000. A copy of these agreements are attached as Exhibit O, Exhibit P and Exhibit Q, respectively, to this Amendment No. 6.

         All of the purchases by DMIC described herein were made with funds derived from DMIC's working capital.

         Item 4.           Purpose of Transaction.

         Item 4 is hereby supplemented as follows:

         As previously reported, on December 15, 1994, DMIC's Board of Directors authorized DMIC, once all necessary regulatory approval was received, to purchase up to 300,000 shares of DGI's Common Stock over the next 12 months in transactions that, to the extent shares are purchased in open market transactions, meet the conditions set forth in Rule 10b-18 as promulgated by the Securities and Exchange Commission. On December 22, 1994, the Pennsylvania Insurance Commissioner issued an order which exempted DMIC's purchases of up to 300,000 shares of Common Stock of DGI from the notice and approval provisions of
Section 1402(a)(1) of the Pennsylvania Insurance Company Law of 1921, as amended. A copy of this order was attached as Exhibit I to Amendment No. 3 of this Schedule 13D filed with the Securities and Exchange Commission on January 6, 1995. The 12-month period was extended to December 31, 1996.

                                                             Page 4 of 14 Pages


         The shares of DGI Common Stock purchased by DMIC as reported in Item 3 of this Amendment No. 6 pursuant to the authorization and approval described in this Item 4, were purchased to increase DMIC's investment in DGI because the DMIC Board of Directors believes the purchase of the shares represented an attractive investment opportunity and, by increasing DMIC's percentage ownership of DGI, will provide greater financial flexibility to DMIC in the future. DMIC reserves the right in the future to purchase additional shares of DGI Common Stock, subject to an aggregate limit of the 300,000 shares noted above, in private transactions directly with holders of DGI Common Stock as well as in open market transactions that meet the requirements of Rule 10b-18.

           Whether DMIC purchases any additional shares of DGI, and the amount and timing of any such purchases, will depend on DMIC's continuing assessment of relevant factors, including without limitation the following: the availability of shares of DGI Common Stock at particular price levels, DGI's business and prospects, other investment opportunities available to DMIC, DMIC's business and prospects, general economic conditions, stock market conditions, conditions and prospects in the insurance industry generally and other plans and capital requirements of DMIC. Since DMIC already has control of DGI (and has had such control since DGI's formation), none of DMIC's purchases or possible future purchases, in the opinion of DMIC, has had or will have any effect on the control of DGI.

         Except as stated herein, neither DMIC nor, to the best knowledge of DMIC, any of the executive officers or directors of DMIC, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of DGI, or the disposition of securities of DGI; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving DGI or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of DGI or any of its subsidiaries; (d) any change in the present Board of Directors or management of DGI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of DGI; (f) any other material change in DGI's business or corporate structure; (g) changes in DGI's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of DGI by any person; (h) causing a class of securities of DGI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of DGI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. DMIC and the other persons identified in Item 2 of Amendment No. 4 to this Schedule 13D may formulate plans or proposals with respect to one or more of the foregoing in the future.

                                                             Page 5 of 14 Pages


         Item 5.           Interest in Securities of the Issuer.

         Item 5 is hereby supplemented and amended as follows:

         (a) The following persons and entity beneficially own the number of shares of Common Stock of DGI set forth opposite their respective names:

                                                                   Percent of Outstanding
             Name                              Number of Shares         Common Stock(1)
             ----                              ----------------    ----------------------

DMIC                                              2,612,633                  59.2%
Donald H. Nikolaus(2)                                34,340                     -
Ralph G. Spontak(3)                                   8,530                     -
Cyril J. Greenya(4)                                   3,055                     -
James B. Price                                        2,753                     -
Robert G. Shenk(5)                                   11,937                     -
William H. Shupert                                    2,785                     -
Daniel J. Wagner                                        935                     -
Frank J. Wood                                         3,025                     -
Patricia A. Gilmartin                                 1,200                     -
Philip H. Glatfelter, II                              1,400                     -
Charles A. Heisterkamp, III, M.D.                        -                      -
John E. Hiestand                                        700                     -
C. Edwin Ireland(6)                                   5,000                     -
R. Richard Sherbahn                                     100                     -
                                                 ----------                 -----
                                                  2,688,393                  60.6%

- ---------------------

            (1) Percentages have been rounded to the nearest tenth. Less than 1% unless otherwise indicated.

            (2) Includes 10,000 shares of Common Stock which Mr. Nikolaus has the option to purchase, all of which are currently exercisable.

            (3) Includes 3,000 shares of Common Stock which Mr. Spontak has the option to purchase, all of which are currently exercisable.

            (4) Includes 2,500 shares of Common Stock which Mr. Greenya has the option to purchase, all of which are currently exercisable.

            (5) Includes 10,000 shares of Common Stock which Mr. Shenk has the option to purchase, all of which are currently exercisable.

            (6)      Mr. Ireland owns these shares jointly with his wife.

         (b) All of the persons and the entity described in Item 5(a) have sole voting power and sole dispositive power over all of the shares described in Item 5(a), except that Mr. Ireland has shared voting and dispositive power over the 5,000 shares which he owns with his wife.

                                                              Page 6 of 14 Pages


         (c) As noted in Item 3, DMIC purchased an aggregate of 105,000 shares of DGI Common Stock on May 6, 1996 and May 8, 1996 directly from two stockholders in private transactions.

         To the best knowledge of DMIC, none of the other persons named in Item 5(a) has purchased or disposed of any shares of DGI Common Stock in the past 60 days, except that Ralph G. Spontak exercised stock options to purchase a total of 50,000 shares and sold 50,000 shares to DMIC, Donald H. Nikolaus exercised stock options to purchase a total of 55,000 shares and sold 55,000 shares to DMIC, as described in Items 3 and 4 of this Amendment No. 6. Also, Cyril J. Greenya exercised stock options to purchase a total of 7,500 shares and sold 7,500 shares in the open market; James B. Price exercised stock options to purchase a total of 10,000 shares and sold 10,000 shares in the open market and Frank J. Wood exercised stock options to purchase a total of 10,000 shares and sold 10,000 shares in the open market.

         Item 7.         Materials to be filed as Exhibits.
         -------         ----------------------------------

         Exhibit O       Agreement dated as of May 6, 1996 among Donegal
                         Group, Inc., Donegal Mutual Insurance Company and
                         Ralph G. Spontak.

         Exhibit P       Agreement dated as of May 6, 1996 among Donegal
                         Group, Inc., Donegal Mutual Insurance Company and
                         Donald H. Nikolaus.

         Exhibit Q       Agreement dated as of May 8, 1996 among Donegal
                         Group, Inc., Donegal Mutual Insurance Company and
                         Donald H. Nikolaus.

                                                              Page 7 of 14 Pages


                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      DONEGAL MUTUAL INSURANCE COMPANY


                                      By: /s/ Ralph G. Spontak
                                         --------------------------------------
                                         Ralph G. Spontak, Senior
                                         Vice President, Chief
                                         Financial Officer and Secretary


Dated:  May 30, 1996

                                                             Page 8 of 14 Pages


                                  Exhibit Index

         The exhibits listed below are being filed with this Amendment No. 6. For a complete listing of the exhibits filed with this
Schedule 13D, see Amendments No. 4 and No. 5 to this Schedule 13D.

                                                                      Page
Exhibit               Exhibit Name                                   Number
- -------               ------------                                   ------

Exhibit O             Agreement, dated as of May 6, 1996,               9
                      among Donegal Group, Inc.,
                      Donegal Mutual Insurance Company and
                      Ralph G. Spontak.

Exhibit P             Agreement dated as of May 6, 1996                11
                      among Donegal Group, Inc., Donegal
                      Mutual Insurance Company and
                      Donald H. Nikolaus.

Exhibit Q             Agreement dated as of May 8, 1996                13
                      among Donegal Group, Inc.,
                      Donegal Mutual Insurance Company
                      and Donald H. Nikolaus.

                                                              Page 9 of 14 Pages


                                    EXHIBIT O


                                    AGREEMENT

         This Agreement is hereby entered into as of this 6th day of May, 1996 among Donegal Group Inc. ("DGI"), Donegal Mutual Insurance Company (the "Mutual Company") and Ralph G. Spontak (the "Optionholder").

                                    Recitals:

         WHEREAS, DGI has granted to the Optionholder the following nonqualified stock options (the "Options") to purchase common stock ("Common Stock") of DGI:

         A. Options to purchase 20,000 shares of Common Stock granted pursuant to a Nonqualified Stock Option Agreement dated as of December 31, 1986 at an exercise price of $9.00 per share, or $180,000 in the aggregate; and

         B. Options to purchase 30,000 shares of Common Stock granted pursuant to a Nonqualified Stock Option Agreement dated as of September 1, 1991 at an exercise price of $12.00 per share, or $360,000 in the aggregate; and

         WHEREAS, the Optionholder desires to exercise the Options and the Mutual Company desires to purchase from the Optionholder the 50,000 shares (the "Shares") to be acquired by the Optionholder upon the exercise of the Options, all in accordance with the terms and provisions of this Agreement;

         NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

         1. The Optionholder hereby notifies DGI of his exercise of, and hereby exercises, the Options for an aggregate exercise price of $540,000.00 (the "Exercise Price"). Contemporaneously with such exercise, the Mutual Company is hereby purchasing the Shares from the Optionholder at a purchase price of $17.50 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on May 3, 1996, for an aggregate purchase price of $875,000.00 (the "Purchase Price").

         2. The Optionholder hereby acknowledges, agrees and directs that the Mutual Company (a) deduct the Exercise Price from the Purchase Price and (b) pay the Exercise Price to DGI as set forth in Section 4 hereof.

         3. The Optionholder understands that the Mutual Company is obligated to withhold taxes with respect to the Shares in the aggregate amount of $111,488.00 (the "Withholding Amount"). The Optionholder hereby acknowledges, agrees and directs that the Mutual Company (a) deduct

                                                             Page 10 of 14 Pages


the Withholding Amount from the Purchase Price and (b) retain the Withholding Amount as set forth in Section 4 hereof.

         4. Upon the execution and delivery of this Agreement, the Mutual Company agrees to pay the Purchase Price by (a) paying the Exercise Price to DGI, (b) retaining the Withholding Amount, to be applied in accordance with applicable law and regulations for the Optionholder's account, and (c) paying the balance of the Purchase Price of $223,512.00 to the Optionholder.

         5. DGI hereby acknowledges the exercise of the Options and the payment of the Exercise Price and agrees to deliver to the Mutual Company a stock certificate representing the Shares registered in the name of the Mutual Company.

         6. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, personal representatives and assigns.

         7. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original Agreement, and all of which shall constitute one Agreement to be effective as of the date of this Agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                              DONEGAL GROUP INC.


                                              By: /s/ Donald H. Nikolaus
                                                 ------------------------------
                                                  Donald H. Nikolaus, President



                                              DONEGAL MUTUAL INSURANCE COMPANY


                                              By: /s/ Daniel J. Wagner
                                                  -----------------------------
                                                  Daniel J. Wagner, Treasurer



                                                  /s/ Ralph G. Spontak
                                                  -----------------------------
                                                  Ralph G. Spontak

                                                            Page 11 of 14 Pages


                                    EXHIBIT P


                                    AGREEMENT

             This Agreement is hereby entered into as of this 6th day of May, 1996 among Donegal Group Inc. ("DGI"), Donegal Mutual Insurance Company
(the "Mutual Company") and Donald H. Nikolaus (the "Optionholder").

                                    Recitals:

             WHEREAS, DGI has granted to the Optionholder the following nonqualified stock options (the "Options") to purchase common stock ("Common Stock") of DGI:

         A. Options to purchase 25,000 shares of Common Stock granted pursuant to a Nonqualified Stock Option Agreement dated as of September 1, 1991 at an exercise price of $12.00 per share, or $300,000 in the aggregate; and

         WHEREAS, the Optionholder desires to exercise the Options and the Mutual Company desires to purchase from the Optionholder the 25,000 shares (the "Shares") to be acquired by the Optionholder upon the exercise of the Options, all in accordance with the terms and provisions of this Agreement;

         NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

         1. The Optionholder hereby notifies DGI of his exercise of, and hereby exercises, the Options for an aggregate exercise price of $300,000.00 (the "Exercise Price"). Contemporaneously with such exercise, the Mutual Company is hereby purchasing the Shares from the Optionholder at a purchase price of $17.50 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on May 3, 1996, for an aggregate purchase price of $437,500.00 (the "Purchase Price").

         2. The Optionholder hereby acknowledges, agrees and directs that the Mutual Company (a) deduct the Exercise Price from the Purchase Price and (b) pay the Exercise Price to DGI as set forth in Section 4 hereof.

         3. The Optionholder understands that the Mutual Company is obligated to withhold taxes with respect to the Shares in the aggregate amount of $45,760.00 (the "Withholding Amount"). The Optionholder hereby acknowledges, agrees and directs that the Mutual Company (a) deduct the Withholding Amount from the Purchase Price and (b) retain the Withholding Amount as set forth in Section 4 hereof.

         4. Upon the execution and delivery of this Agreement, the Mutual Company agrees to pay the Purchase Price by (a) paying the Exercise

                                                            Page 12 of 14 Pages


Price to DGI, (b) retaining the Withholding Amount, to be applied in accordance with applicable law and regulations for the Optionholder's account, and (c) paying the balance of the Purchase Price of $91,740.00 to the Optionholder.

         5. DGI hereby acknowledges the exercise of the Options and the payment of the Exercise Price and agrees to deliver to the Mutual Company a stock certificate representing the Shares registered in the name of the Mutual Company.

         6. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, personal representatives and assigns.

         7. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original Agreement, and all of which shall constitute one Agreement to be effective as of the date of this Agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                           DONEGAL GROUP INC.


                                           By: /s/ Ralph G. Spontak
                                              ---------------------------------
                                               Ralph G. Spontak, Senior Vice
                                               President, Chief Financial
                                               Officer and Secretary



                                           DONEGAL MUTUAL INSURANCE COMPANY


                                           By: /s/ Daniel J. Wagner
                                               --------------------------------
                                               Daniel J. Wagner, Treasurer



                                               /s/ Donald H. Nikolaus
                                               --------------------------------
                                               Donald H. Nikolaus

                                                            Page 13 of 14 Pages


                                    EXHIBIT Q


                                    AGREEMENT

             This Agreement is hereby entered into as of this 8th day of May, 1996 among Donegal Group Inc. ("DGI"), Donegal Mutual Insurance Company
(the "Mutual Company") and Donald H. Nikolaus (the "Optionholder").

                                    Recitals:

             WHEREAS, DGI has granted to the Optionholder the following nonqualified stock options (the "Options") to purchase common stock ("Common Stock") of DGI:

         A. Options to purchase 30,000 shares of Common Stock granted pursuant to a Nonqualified Stock Option Agreement dated as of September 1, 1991 at an exercise price of $12.00 per share, or $360,000 in the aggregate; and

         WHEREAS, the Optionholder desires to exercise the Options and the Mutual Company desires to purchase from the Optionholder the 30,000 shares (the "Shares") to be acquired by the Optionholder upon the exercise of the Options, all in accordance with the terms and provisions of this Agreement;

         NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

         1. The Optionholder hereby notifies DGI of his exercise of, and hereby exercises, the Options for an aggregate exercise price of $360,000.00 (the "Exercise Price"). Contemporaneously with such exercise, the Mutual Company is hereby purchasing the Shares from the Optionholder at a purchase price of $17.50 per share, representing the closing bid price per share of DGI Common Stock on the Nasdaq Stock Market on May 7, 1996, for an aggregate purchase price of $525,000.00 (the "Purchase Price").

         2. The Optionholder hereby acknowledges, agrees and directs that the Mutual Company (a) deduct the Exercise Price from the Purchase Price and (b) pay the Exercise Price to DGI as set forth in Section 4 hereof.

         3. The Optionholder understands that the Mutual Company is obligated to withhold taxes with respect to the Shares in the aggregate amount of $54,912.00 (the "Withholding Amount"). The Optionholder hereby acknowledges, agrees and directs that the Mutual Company (a) deduct the Withholding Amount from the Purchase Price and (b) retain the Withholding Amount as set forth in Section 4 hereof.

         4. Upon the execution and delivery of this Agreement, the Mutual Company agrees to pay the Purchase Price by (a) paying the Exercise

                                                            Page 14 of 14 Pages

Price to DGI, (b) retaining the Withholding Amount, to be applied in accordance with applicable law and regulations for the Optionholder's account, and (c) paying the balance of the Purchase Price of $110,088.00 to the Optionholder.

         5. DGI hereby acknowledges the exercise of the Options and the payment of the Exercise Price and agrees to deliver to the Mutual Company a stock certificate representing the Shares registered in the name of the Mutual Company.

         6. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, personal representatives and assigns.

         7. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original Agreement, and all of which shall constitute one Agreement to be effective as of the date of this Agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                           DONEGAL GROUP INC.


                                           By: /s/ Ralph G. Spontak
                                               --------------------------------
                                               Ralph G. Spontak, Senior Vice
                                               President, Chief Financial
                                               Officer and Secretary



                                           DONEGAL MUTUAL INSURANCE COMPANY


                                           By: /s/ Daniel J. Wagner
                                               --------------------------------
                                               Daniel J. Wagner, Treasurer



                                               /s/ Donald H. Nikolaus
                                               --------------------------------
                                               Donald H. Nikolaus


                                       -2-